Exhibit 99.2

EXECUTION VERSION

PRIVATE AND CONFIDENTIAL

March 9, 2016

Jiayuan.com International Ltd.

15/F, Anhua Development Building

No. 35 Anding Road

Chaoyang District

People’s Republic of China

Attention: Shang-Hsiu Koo

Facsimile No.: +86 010 6113 6313

E-mail: skoo@jiayuan.com

Dear Sir/Madam:

Reference is made to the Agreement and Plan of Merger dated as of December 7, 2015 (the “Merger Agreement”), by and among Jiayuan.com International Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), LoveWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and an indirect subsidiary of Baihe Network Co., Ltd. (“Sponsor”), and FutureWorld Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Subsidiary”), pursuant to which Parent shall acquire the Company by means of a merger of Merger Subsidiary with and into the Company (the “Merger”) with the Company surviving the Merger and becoming a wholly owned Subsidiary of Parent, on the terms and subject to the conditions set forth in the Merger Agreement. Capitalized terms used but not defined in this letter agreement have the meanings set forth in the Merger Agreement.

Sponsor desires to transfer its 100% equity interest in Tianjin Baihe Shidai Assets Management Co., Ltd. (天津百合时代资产管理有限公司) (“Tianjin Baihe”), the sole and direct shareholder of Parent, to Tianjin Xingfu Shidai Enterprise Management Co., Ltd. (天津幸福时代企业管理有限公司) (“Newco”) (the “Transfer”).  It is contemplated that, after the Transfer, Sponsor will enter into a guarantee (the “Loan Guarantee”) with respect to the bank loans to be extended to Newco, with the loan proceeds to be deposited with the Exchange Agent as part of the Exchange Fund at the Closing.  The Loan Guarantee shall be subject to the approval of the shareholders of Sponsor representing two-thirds or more of the voting rights of Sponsor present and voting in person or by proxy in favor of the approval of the Loan Guarantee in a duly convened extraordinary general meeting of the shareholders of Sponsor in accordance with Applicable Law (the “Sponsor Shareholder Approval”).

In light of the Transfer and the contemplated Loan Guarantee, and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

1.                                      Consent to the Transfer

(a)        Each party hereby unconditionally and irrevocably consents to the Transfer.

(b)        Parent shall cause Sponsor and Newco to take all actions necessary to effect the Transfer as promptly as practicable after the date hereof.

2.                                      Waiver of Parent Requisite Shareholder Vote

Subject to the effectiveness of the Transfer, each party hereby unconditionally and irrevocably waives:

(a)        the failure of any representation or warranty of any party set forth in the Merger Agreement to be true and correct if, and solely to the extent, such representation or warranty relates to the Parent Requisite Shareholder Vote, the Sponsor Shareholder Support Agreements, the Sponsor Shareholder Meeting or Parent being a wholly-owned subsidiary of Sponsor;

(b)        the failure of any party to have performed any of its obligations under the Merger Agreement if, and solely to the extent, such obligation relates to the Parent Requisite Shareholder Vote, the Sponsor Shareholder Support Agreements or the Sponsor Shareholder Meeting;

(c)        Parent’s performance of its obligations to cause Sponsor to take certain actions pursuant to Section 7.07 of the Merger Agreement.

(d)        the condition to the obligations of such party to consummate the Merger set forth in Section 9.01(b) of the Merger Agreement; and

(e)        any right of such party to terminate the Merger Agreement pursuant to Section 10.01(b)(iv) of the Merger Agreement.

3.                                      Sponsor Shareholder Approval

(a)        Parent and Merger Subsidiary shall cause a meeting of the shareholders of Sponsor (the “Requisite Sponsor Shareholder Meeting”) to be duly called and held as soon as reasonably practicable after the date hereof, for the purpose of obtaining the Sponsor Shareholder Approval; provided that, subject to compliance with Applicable Law and any correspondence received from any Governmental Authority, Parent and Merger Subsidiary shall use commercially reasonable efforts to cause the Requisite Sponsor Shareholder Meeting to be held no later than thirty (30) days after the date of this letter agreement.  Parent and Merger Subsidiary shall cause the Board of Directors of Sponsor to (i) recommend the approval of the Loan Guarantee by Sponsor’s shareholders, (ii) use its reasonable best efforts to obtain the Sponsor Shareholder Approval and (iii) otherwise comply with all legal requirements applicable to such meeting; provided that Sponsor may adjourn or postpone the Requisite Sponsor Shareholder Meeting for up to thirty (30) calendar days (but in any event no later than five (5) Business Days prior to the End Date), (A) with the consent of the Special Committee, (B) if at the time the Requisite Sponsor Shareholder Meeting proceeds to business there are insufficient shares in Sponsor represented (either in person or by proxy) voting in favor of the Sponsor Shareholder Approval, or (C) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Board of Directors of Sponsor as determined in good faith after consultation with outside counsel is necessary or advisable under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Sponsor’s shareholders prior to the Requisite Sponsor Shareholder Meeting.

(b)        Upon the reasonable request of the Special Committee, Parent shall use its commercially reasonable efforts to advise the Special Committee during the last five (5)

Business Days prior to the date of the Requisite Sponsor Shareholder Meeting, as to the aggregate tally of the proxies received by Sponsor with respect to the Sponsor Shareholder Approval.

(c)        Parent shall, and cause Sponsor to, take all actions and do, or cause to be done, all things necessary to enter into, maintain in effect and enforce the support agreements pursuant to which certain shareholders of Sponsor will, subject to the terms and conditions thereof, vote their shares of Sponsor in favor of the Sponsor Shareholder Approval (the “Additional Support Agreements”) and not amend, modify or waive any of the provisions thereof, except with the prior written consent of the Special Committee.

(d)        Parent shall, and cause Newco to, transmit and deposit the Exchange Fund with the Exchange Agent pursuant to Section 2.03(a) as soon as reasonably practicable, and in any event no later than fifteen (15) Business Days, after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions.

4.                                      Representations and Warranties

(a)        Parent and Merger Subsidiary jointly and severally represent and warrant to the Company that:

(i)         Corporate Existence and Power.  Newco is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have a Material Adverse Effect on Newco.

(ii)        Corporate Authorization. Newco has all necessary corporate power and authority to perform the actions contemplated by this letter agreement and to consummate the transactions contemplated hereby, which have been duly and validly authorized by all necessary corporate action by the board of directors and shareholders of Newco on the date hereof, subject to the approval by the board of directors and shareholders of Newco of the required increase in the registered capital of Tianjin Baihe which shall be obtained within two Business Days after the Sponsor Shareholder Approval.  Subject to receipt of the Sponsor Shareholder Approval, Sponsor has all necessary corporate power and authority to perform the actions contemplated by this letter agreement and to consummate the transactions contemplated hereby, which have been duly and validly authorized by all necessary corporate action by the board of directors of Sponsor on the date hereof.

(iii)       Governmental Authorization.  The consummation by Sponsor and Newco of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than the filing in respect of the Transfer with the competent local counterpart of the State Administration for Industry and Commerce of the PRC.

(iv)       Non-contravention. The performance by Parent and Merger Subsidiary of this Agreement and the consummation by Newco and Sponsor of the transactions contemplated hereby do not and will not (A) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of Newco or Sponsor, (B) assuming receipt of the Sponsor Shareholder Approval, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (C) require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Newco and Sponsor or any of their respective Subsidiaries is entitled under any provision of any agreement or other instrument binding upon such Person or (D) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Newco and Sponsor or any of their respective Subsidiaries, with only such exceptions, in the case of each of clauses (B) through (D), as would not reasonably be expected to have a Material Adverse Effect on any of the Buyer Group Parties.

(v)        Ownership.  On completion of the Transfer and the Effective Time, Parent shall be a wholly-owned Subsidiary of Newco.  As of the date hereof and the Effective Time, all of the outstanding share capital of Newco is and shall be owned in accordance with Annex A hereof.

(vi)       Solvency.  Neither Sponsor nor Newco is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors.

(b)        The representations and warranties of Parent and Merger Subsidiary set forth in paragraph 4 hereof shall be deemed to be in a writing delivered by Parent or Merger Subsidiary pursuant to the Merger Agreement.

5.                                      Termination of Merger Agreement

(a)        Pursuant to Section 10.01(a) of the Merger Agreement, the Company and Parent hereby agree that the Merger Agreement shall be automatically terminated and the Merger shall be abandoned, without any further action by any party, if, at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the shareholders of the Company), (i) at the Requisite Sponsor Shareholder Meeting (including any adjournment or postponement thereof), the Sponsor Shareholder Approval shall not have been obtained, or (ii) the Sponsor Shareholder Approval shall not have been obtained five (5) Business Days prior to the End Date.

(b)        Upon any termination of the Merger Agreement pursuant to paragraph 5(a) hereof, the Company shall retain the Parent Deposit or the Substituted Parent Deposit (as the case may be) and the Company shall be precluded from any other remedy against any Buyer Group Party, at law or in equity or otherwise, and the Company shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against any Buyer Group Party or any of its directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the Transactions.  Any termination of the Merger Agreement pursuant to paragraph 5(a) hereof, shall be deemed to be a termination under circumstances where the Company is entitled to retain the Parent Deposit or the Substituted

Parent Deposit pursuant to Section 11.04(e) of the Merger Agreement for purposes of Section 6.06(b) of the Merger Agreement.

6.                                      Miscellaneous

(a)        This letter agreement shall not amend the Merger Agreement which, except for the consents and waivers set forth herein, shall remain unchanged and in full force and effect.

(b)        This letter agreement, the Merger Agreement (including the exhibits and schedules thereto, including the Company Disclosure Schedule), the Guarantee, the Sponsor Shareholder Support Agreements, Additional Support Agreements and the Confidentiality Agreement constitutes the entire agreement between the parties with respect to the Transactions and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the Transactions.

(c)        Each party represents and warrants that this letter agreement is duly executed and delivered by such party and constitutes a legal, valid and binding agreement of such party enforceable against such party in accordance with its terms.

(d)        Sections 1.02 (Other Definitional and Interpretative Provisions), 11.01 (Notices), 11.03 ( Amendments and Waiver), 11.06 (Binding Effect; Benefit; Assignment) 11.07 (Governing Law), 11.08 (Jurisdiction), 11.09 (Waiver of Jury Trial), 11.10 (Counterparts; Effectiveness), 11.12 (Severability) and 11.13 (Specific Performance) of the Merger Agreement shall apply mutatis mutandis to this letter agreement.

[Signature page follows]

Very truly yours,

LOVEWORLD INC.

By:	/s/ Fanjiang Tian
Name: Fanjiang Tian
Title: Director

FUTUREWORLD INC.

By:	/s/ Fanjiang Tian
Name: Fanjiang Tian
Title: Director

Accepted and agreed as of the date first written above by:

JIAYUAN.COM INTERNATIONAL LTD.

By:	/s/ Shang-Hsiu Koo
Name: Shang-Hsiu Koo
Title: CFO

cc:	Davis Polk & Wardwell
2201 China World Office 2
1 Jian Guo Men Wai Avenue
Chao Yang District, Beijing 100004
People’s Republic of China
Attention: Howard Zhang, Esq. / Sam Kelso, Esq.
Facsimile: +86 10 8567 5102 / +852 2533 1704
E-mail: howard.zhang@davispolk.com / sam.kelso@davispolk.com

Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2
No. 1, Jian Guo Men Wai Avenue
Beijing, 100004
People’s Republic of China
Attention: Peter X. Huang, Esq.
Facsimile No.: +86 10 6535 5577
E-mail: Peter.Huang@skadden.com

ANNEX A

Shareholder	Percentage of Registered Capital in Newco
Baihe Network Co., Ltd.	28%
Huang Meifen	12%
Chen Shilan	12%
Xu Shuo	12%
Han Zhongxia	12%
Liang Jian	12%
Sun Yanmei	12%